Milkweed Inn

Profit and Loss
January - December 2023

	TOTAL
Income	
Sales	351,698.00
Total Income	**$351,698.00**
Cost of Goods Sold	
Cost of Goods Sold	
Beverage	11,403.20
Food	20,978.07
Total Cost of Goods Sold	**32,381.27**
Cost of Labor	35,793.07
Total Cost of Goods Sold	**$68,174.34**
GROSS PROFIT	**$283,523.66**
Expenses	
Advertising & Marketing	8,605.40
Airstream Repairs Expense	6,789.55
Auto Expense	6.59
Auto Repair	997.25
Gas	2,995.33
Total Auto Expense	**3,999.17**
Bank Charges & Fees	97.30
Depreciation Expense	6,510.00
Insurance (Auto)	2,947.51
IT and Software Expense	743.84
Landscaping & Flowers	365.25
Legal & Professional Services	750.00
Meals (50% Deductible)	4,047.12
Entertainment (Non-Deductible)	33.63
Total Meals (50% Deductible)	**4,080.75**
Medical Expense	3,071.11
Misc. Supplies	4,139.38
Bathroom	2,847.55
Bedding	2,578.14
Cleaning	110.18
Kitchen	2,007.42
Laundry	813.35
Serviceware	959.54
Total Misc. Supplies	**13,455.56**
Miscellaneous	123.28
Office Supplies & Software	532.75
Plumbing Repairs & Maintenance	1,789.79
Polaris Repair Expense	300.00

Milkweed Inn

Profit and Loss

January - December 2023

	TOTAL
Rent	
Rent - Airstream	6,000.00
Rent - Dodge Truck	7,200.00
Rent to Buy	14,736.00
Rent-Mortgage	19,800.00
Rent-Polaris	6,000.00
Total Rent	**53,736.00**
Repairs & Maintenance	27,802.33
Research	6,501.56
Sales Tax	21,044.67
Small Equipment	
Kitchen	66.14
Tools	3.60
Total Small Equipment	**69.74**
Solar Expense	4,036.61
Subscription Fees	348.68
Taxes & Licenses	4,339.42
Telephone Expense	2,812.53
Tenting	5,842.08
Travel	2,754.72
Uncategorized Expense	296.70
Utilities	105.79
Phone & Internet	364.00
Propane	5,516.45
Total Utilities	**5,986.24**
Total Expenses	**$189,732.54**
NET OPERATING INCOME	**$93,791.12**
Other Expenses	
Health Insurance Partner Regan	6,189.56
Total Other Expenses	**$6,189.56**
NET OTHER INCOME	**$ -6,189.56**
NET INCOME	**$87,601.56**

Milkweed Inn

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (5769)	16,681.77
Total Bank Accounts	**$16,681.77**
Other Current Assets	
Advances to Iliana Regan	205,276.14
Due from Iliana Regan-Partnership Interest	165,350.00
Due to/from Elizabeth	0.00
Inventory Asset	0.00
To/From Christine Regan	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$370,626.14**
Total Current Assets	**$387,307.91**
Fixed Assets	
Capital Improvements	0.00
Electrical	7,354.52
Furnishings	14,600.19
Furniture & Fixtures	7,288.58
Miscellaneous Imp	9,963.22
Plumbing	7,700.00
Solar	12,965.89
Start-up & Organizational Expense	0.00
Structural	17,800.00
Tent	3,799.97
Total Fixed Assets	**$81,472.37**
Other Assets	
Accumulated Depr	
Accumulated Depreciation	-39,106.00
Total Accumulated Depr	**-39,106.00**
Total Other Assets	**$ -39,106.00**
TOTAL ASSETS	**$429,674.28**

Milkweed Inn

Balance Sheet
As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Home Depot Credit Card	1,181.82
Total Credit Cards	**$1,181.82**
Other Current Liabilities	
2024 Reservations Deposits	0.00
Sales Tax Payable	0.00
Unbooked Sales	
Unbooked Sales for 2024 as of 12/31/2023	430,750.00
Unbooked Sales, Gratuity & Tax 2019-2023	351,698.00
Booked Sales 2023	-351,698.00
Total Unbooked Sales, Gratuity & Tax 2019-2023	**0.00**
Total Unbooked Sales	**430,750.00**
Total Other Current Liabilities	**$430,750.00**
Total Current Liabilities	**$431,931.82**
Long-Term Liabilities	
SBA Loan	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$431,931.82**
Equity	
Iliana Regan	190,000.00
Martha Tran	7,000.00
Partner's Equity - Regan	-203,075.12
Retained Earnings	-83,783.98
Net Income	87,601.56
Total Equity	**$ -2,257.54**
TOTAL LIABILITIES AND EQUITY	**$429,674.28**

Statement of Cash Flows

Milkweed Inn

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	87,601.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2024 Reservations Deposits	
Accumulated Depr:Accumulated Depreciation	6,510.00
Sales Tax Payable	
To/From Christine Regan	5,000.00
Unbooked Sales:Unbooked Sales for 2024 as of 12/31/2023 (deleted)	430,750.00
Unbooked Sales:Unbooked Sales, Gratuity & Tax 2019-2023	35,940.07
Unbooked Sales:Unbooked Sales, Gratuity & Tax 2019-2023:Booked Sales 2023 (deleted)	-351,698.00
Uncategorized Asset	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$126,502.07**
Net cash provided by operating activities	**$214,103.63**
INVESTING ACTIVITIES	
Furnishings	-1,401.08
Furniture & Fixtures	-1,849.12
Start-up & Organizational Expense	
Net cash provided by investing activities	**-$3,250.20**
FINANCING ACTIVITIES	
Partner Equity:Partner's Equity - Regan	-203,075.12
Partner Equity:Partner's Equity - Regan:Iliana Regan Draw - No Allocation	-13,745.24
Net cash provided by financing activities	**-$216,820.36**
NET CASH INCREASE FOR PERIOD	**-$5,966.93**
Cash at beginning of period	**$27,996.86**
CASH AT END OF PERIOD	**$22,029.93**